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[LOGO OF AEGON APPEAR HERE]


                                                               Press Release
                                                               --------------

The Hague, 4 December 2002



                     AEGON served with proceedings by Dexia

AEGON has been served with proceedings by Dexia in relation to the sale of Labouchere in 2000.

AEGON reiterates its previous statement that this transaction between two large financial institutions has been conducted in a correct manner and is confident about the outcome of this case. For that reason, AEGON has not formed a provision in relation to this case.

AEGON is confident about the conclusion of the procedure. AEGON's policy is not to further comment on cases which are pending in court.





Inquiries:
----------
AEGON Communicatie Nederland,
Jan Driessen, phone + 31 70 344 82 10; + 31 611 33 15 00





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